November 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549

Attn:	Tracie Mariner
Vanessa Robertson
Jane Park
Irene Paik

Re:	NeuroSense Therapeutics Ltd.
Registration Statement on Form F-1
Submitted August 10, 2021
CIK No. 0001875091

Ladies and Gentlemen:

On behalf of NeuroSense Therapeutics Ltd. (the “Company”), we are submitting this letter in response to a letter, dated November 16, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amended Registration Statement on Form F-1, File No. 333-260338 that was filed with the Commission on November 10, 2021 (the “Registration Statement”). The Company is concurrently publicly submitting this third amended Registration Statement on Form F-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comment and other updates.

The numbering of the paragraph below corresponds to the numbering of the comment in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comment into this response letter in italics. The page reference in the response corresponds to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company. In addition to submitting this letter via EDGAR, we are sending you supplementally the Amended Registration Statement (marked to show changes from the Registration Statement).

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

November 19, 2021

Amendment No. 3 to the Registration Statement on Form F-1

Capitalization, page 57

1.  Please add a note to the table to explain how you will account for the warrants to be issued in connection with the offering.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on page 57 of the Registration Statement in response to the Staff’s comment.

*****

Please contact me at (212) 841-1108 or Sarah C. Griffiths at (212) 841-1013 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Brian K. Rosenzweig
Brian K. Rosenzweig
Covington & Burling LLP

cc:	Alon Ben-Noon, NeuroSense Therapeutics Ltd.
Or Eisenberg, NeuroSense Therapeutics Ltd.
Sarah C. Griffiths, Covington & Burling LLP
Perry Wildes, Gross & Co.
Sarah E. Williams, Ellenoff Grossman & Schole LLP
Aaron M. Lampert, Goldfarb Seligman & Co